Exhibit 99.1

PRESS RELEASE                          	UNILAB CORPORATION
                                        (AMEX:ULB)
                                        18448 Oxnard Street
                                        Tarzana, CA  91356

                                        For Further Information:
                                        Richard A. Michaelson
                                        Phone: (818) 758-6607

                                        IMMEDIATE RELEASE
                                        May 5, 1997

     UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS

TARZANA, CA, May 5, 1997 -- UNILAB Corporation (AMEX:ULB) announced today that net sales for the quarter ended March 31, 1997 increased to $53.0 million from $51.5 million in the same period last year. The Company reported a net loss for the first quarter of 1997 of $1.1 million, or ($0.03) per common share, compared to a net loss of $1.9 million, or ($0.05) per common share (excluding an extraordinary charge of $3.5 million, or ($0.10) per share) in the same period last year.

"Our first quarter results, with earnings ahead of prior year for the first time in five quarters, are a great encouragement to a company that is taking hard, decisive actions to overcome a challenging industry environment", said David Weavil, Chairman and Chief Executive Officer of Unilab. "This quarter's record sales, record specimen volume, and improving margins support our conviction that the market values a high quality provider of laboratory testing services as an important component in the health care delivery system."

Earnings before interest, taxes, depreciation and amortization
(EBITDA) were $4.5 million for the first quarter, compared to $3.3 million for the first quarter 1996, excluding that prior quarter's non-recurring charge.

Revenues increased 3%, reflecting almost 15% growth in the number of patients tested in the quarter, offset by price erosion of approximately 10% from prior year. The average price per accession declined 1.3% from the fourth quarter of 1996, representing the smallest quarter to quarter price decline in over a year.

"We are pleased that the Company is making solid progress in reducing expenses in absolute terms", added Mr. Weavil, "which is particularly challenging in view of our strong volume growth. Operating expenses, particularly staffing, have steadily been reduced over the past two quarters. Selling, general and administrative expense is the lowest it's been in almost two years, having dropped to just over 17% of sales from the 20+% it ran for most of 1996. Most importantly, I am confident that these reductions are being made with careful attention to assure that we remain a leading provider of the highest quality lab testing services in California."

In addition, the Company announced its proposed slate of directors for election at the June 17, 1997 Annual Meeting of Stockholders. Current directors Kirby Cramer, Michael Hoffman, Gabriel Thomas and David Weavil would continue on the Board. Haywood D. Cochrane, Jr., a long-time leading executive in the lab industry, has also been nominated.
Thomas Pyle and Walker Lewis, who have been serving as directors, will not run for reelection. Mr. Pyle will retire from the Board at the Annual Meeting, and Mr. Lewis resigned from the Board effective April 28, 1997.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.

                        - tables to follow -

                         Unilab Corporation
                Consolidated Statement of Operations

(amounts in thousands, except per share data
                                             Three months ended March 31,
                                                1997           1996

Revenue	                                       $53,033	       $51,541

Direct Laboratory and Field Expenses:
  Salaries, Wages and Benefits                  17,820         17,605
  Supplies                                       7,551          6,600
  Other Operating Expenses                      13,982         13,033
                                                ______        _______
                                                39,353         37,238

Amortization and Depreciation                    2,153          2,819
Selling, General and Administrative Expenses     9,155         10,984

Total Operating Expenses                        50,661         51,041

Operating Income                                 2,372            500

Other Income (Expenses)
Interest Expense, net                           (3,507)        (2,390)

Loss Before Income Taxes and
Extraordinary Item                              (1,135)        (1,890)

Extraordinary Item - Loss on Early
Extinguishment of Debt                              -           3,451
                                                _______        _______

Net Loss                                        (1,135)        (5,341)

Preferred Stock Dividends                           36             36

Net Loss Available to Common Stockholders      ($1,171)       ($5,377)
                                               ________       ________

Net Loss per Share:
Loss Before Extraordinary Item                  ($0.03)        ($0.05)
Extraordinary Item                                  -          ($0.10)
Net Loss                                        ($0.03)        ($0.15)

Weighted Average Common
Shares Outstanding                              38,799          36,551

EBITDA, excluding non-recurring items           $4,525          $3,319

                         Unilab Corporation
                     Consolidated Balance Sheet


                                            March 31,      December 31,
(amounts in thousands)                        1997             1996

Cash, Restricted Cash and Cash Equivalents    $13,289       $13,080
Accounts Receivable, net                       39,916        37,279
Other Current Assets                            4,886         4,306
                                               ______       _______
Total Current Assets                           58,091        54,665


Fixed Assets, net                              16,910        17,264


Goodwill and Other Intangible Assets           47,466        48,038


Other Assets                                    6,076         5,952


Total Assets                                 $128,543      $125,919
                                             ________      ________


Total Current Liabilities                      33,991        29,752


Long-Term Debt, net of current portion        125,582       126,120
Other Liabilities                               3,966         4,735


Total Shareholders' Deficit                   (34,996)      (34,688)
                                              ________      ________


Total Liabilities and Shareholders' Deficit   $128,543     $125,919
                                              ________     ________